# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: QuidelOrtho Corporation, CIK 0001906324
CUSIP: 219798105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9975 Summers Ridge Road, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 04/29/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001569241

## Reporting persons
- Newtyn Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 5,300,000; shared voting power 0; sole dispositive power 5,300,000; shared dispositive power 0; aggregate amount beneficially owned 5,300,000 (7.8% of the class)
  Comment: See Item 2 for additional information.
- Newtyn TE Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 3,418,500; shared voting power 0; sole dispositive power 3,418,500; shared dispositive power 0; aggregate amount beneficially owned 3,418,500 (5% of the class)
  Comment: See Item 2 for additional information.

## Item 1. Issuer
Name of issuer: QuidelOrtho Corporation
Address of issuer's principal executive offices: 9975 Summers Ridge Road, San Diego, California 92121

## Item 2. Person Filing
Name of person filing: This report on Schedule 13G/A (as amended, this "13G") is being filed by (i) Newtyn Management, LLC, a New York limited liability company ("Newtyn Management"), and (ii) Newtyn TE Partners, LP, a Delaware limited partnership ("NTE", and collectively with Newtyn Management, the "Reporting Persons"). Newtyn Management is the investment manager to NTE and Newtyn Partners, LP, a Delaware limited partnership ("NP"). As of April 29, 2026, NTE held 3,418,500 shares of common stock (the "Common Stock") of QuidelOrtho Corporation (the "Issuer") and NP held 1,881,500 shares of Common Stock of the Issuer. Newtyn Management, as the investment manager to NTE and NP, may be deemed to beneficially own these securities. Accordingly, as of April 29, 2026, the Newtyn Management may be deemed to beneficially own the 5,300,000 shares of Common Stock of the Issuer held in the aggregate by NTE and NP. Beneficial ownership percentages are based upon approximately 68,081,767 million shares of Common Stock issued and outstanding as of February 11, 2026, based on information reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 19, 2026.
Address of principal business office or, if none, residence: The address for the Reporting Person is 60 East 42nd Street, 12th Floor, New York, NY 10165.
Citizenship: The Reporting Person is organized under the laws of the State of New York.

## Item 4. Ownership
Amount beneficially owned:
Newtyn Management - 5,300,000.00

NTE - 3,418,500.00
Percent of class:
Newtyn Management - 7.8 %

NTE - 5.0%
Sole power to vote or to direct the vote:
Newtyn Management - 5,300,000.00

NTE - 3,418,500.00
Shared power to vote or to direct the vote:
Newtyn Management - 0.00

NTE - 0.00
Sole power to dispose or to direct the disposition:
5 Newtyn Management - 5,300,000.00

NTE - 3,418,500.00
Shared power to dispose or to direct the disposition:
Newtyn Management - 0.00

NTE - 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement, dated May 6, 2026, by and among Newtyn Management, LLC and Newtyn TE Partners, LP.

## Signatures
- Newtyn Management, LLC: /s/ Eugene Dozortsev, Eugene Dozortsev, Authorized Signatory (05/06/2026)
- Newtyn TE Partners, LP: /s/ Eugene Dozortsev, Eugene Dozortsev, Authorized Signatory of Newtyn Management, LLC, the Investment Manager (05/06/2026)